[Chapman and Cutler LLP Letterhead]

August 14, 2025

VIA EDGAR CORRESPONDENCE

Daniel Greenspan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Greenspan,

This letter responds to your additional comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 30, 2025 (the “Registration Statement”). The Registration Statement relates to the Amplify SILJ Covered Call ETF (a “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Principal Investment Strategies

The Staff references the comment letter filed with the Commission on or about August 1, 2025 (the “Prior Comment Letter”). The Staff notes that the response to Comment 6 of the Prior Comment Letter noted that the Fund’s exposure to the Silver Price is outside of the Fund’s 80% investment policy. To the extent there are any limits to the Fund’s exposure to the Silver Price, please revise the disclosure to include those limits.

Response to Comment 1

In accordance with the Staff’s comment, the following disclosure has been added:

The Fund may invest up to 20% of its net assets in financial instruments that provide exposure to the Silver Price.

Comment 2 – Principal Investment Strategies

The Staff notes that in Comment 7 of the Prior Comment Letter, the Staff asked the Fund to supplementally explain what assumptions are being made, or are otherwise necessary, in order for the Fund to generate the Target Option Premium. Please consider revising the disclosure to include the information provided in the response to Comment 7.

Response to Comment 2

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund seeks to generate the Target Option Premium by selling call option contracts that are approximately 5-20% “out of the money” with expiration dates of approximately one month or less. The Fund primarily sells call option contracts that are above the then-current value of the Equity Securities, SILJ ETF and/or Silver ETPs. In seeking to obtain the Target Option Premium, the Fund can vary the size of the written call option contract or the strike price of the written call attributable to the Equity Securities, SILJ ETF and/or Silver ETPs in order to generate this sought-after Target Option Premium based upon the NAV of the Fund at the time the Fund writes the call options. Factors that impact the amount of premium generated in a written call option contract include: (i) time to expiration; (ii) strike price; and (iii) volatility of the underlying asset. The Fund sells new call option contracts each month that seek the Target Option Premium upon the expiration of its sold option contract. The amount of the portfolio that the Fund writes options on will vary depending on a variety of factors; but under normal circumstances, the Fund expects to write options on a majority of the assets in its portfolio.

Comment 3 – Principal Investment Strategies

The Staff notes that in Comment 10 of the Prior Comment Letter, the Staff asked the Fund to supplementally confirm whether the Fund is targeting a specific rate of distribution to shareholders as distinguished from the Target Option Premium. Please consider revising the disclosure to include the information provided in the response to Comment 10.

Response to Comment 3

In accordance with the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies:”:

The Fund expects that distributions will be comprised primarily of amounts attributable to the Target Option Premium.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren